UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Potbelly Corp.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

73754Y100
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA 98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 856,089
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 856,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 856,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,505,259
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,505,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,505,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Benedict Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 375,555
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 375,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 92,957
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 92,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,829,860
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,829,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,829,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 96,005
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,829,860
PERSON WITH	9	SOLE DISPOSITIVE POWER 96,005
	10	SHARED DISPOSITIVE POWER 2,829,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,925,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%[1]
14	TYPE OF REPORTING PERSON IN

1 This calculation is rounded to the nearest tenth from 9.97%, based on 29,358,757 Shares outstanding as of October 22, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2023.

The following constitutes Amendment No.2 to the Schedule 13D filed by the undersigned (“Amendment No.2”). This Amendment No. 2 amends Amendment No.1 as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $16,364,024. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and the Managed Account.

Item 4. Purpose of Transaction

Item 4 is amended and restated to add the following:

As Potbelly’s (PBPB) largest shareholder, we are delighted with the company’s continuing value creation:
*PBPB continues generating real customer traffic gains when most fast casual restaurant chains are not;
*its four-wall shop profitability continues improving, putting PBPB’s 16% shop margin goal for the end of 2024 in reach, helped by the Potbelly digital kitchen program, staff retention, food inflation   moderation, high ROI digital marketing, and better absorption of fixed and semi-fixed costs;
*EBITDA turned positive and continues growing;
*PBPB’s franchising growth strategy has accelerated, gaining commitments for at least 150 licensed shops already while franchisee quality continues to strengthen;
*as a result of this steady, material progress, investor and analyst confidence in PBPB management has increased.  On December 19, for example, Craig-Hallum analyst Jeremy Hamblin wrote that “We remain incredibly impressed with the quality of management, particularly given the market cap, which we view in the upper echelon of the restaurant category.”
When we filed our last 13D, we wrote that we believed that PBPB’s share price could multiply 5-6 times through successful execution of the company’s turnaround and franchise growth strategy.  Our confidence in that outcome has strengthened because of what we have witnessed since then.
On many occasions we have counselled some of our other portfolio companies that temporarily reducing their size was sensible if doing that increased their cash flow and profitability.  We are gratified that PBPB is doing this through their refranchising program.
Obviously, we recognize that impatient or short-term speculators may not be inspired by several years of flat to declining sales caused by refranchising, even though EBITDA and cash should grow as a result.  Such myopia, however, may create opportunities for more patient investors.
We had expected that refranchising would generate about $40M of cash for PBPB.  Craig-Hallum, after accompanying PBPB management on a recent non-deal roadshow, believes that interest in new franchise locations has increased so much that PBPB may not need to sweeten the pot by refranchising the full 100 shops previously estimated.  This enables PBPB to be a disciplined opportunist and may reduce the size of the modest sales decline previously expected.
In our last 13D we offered PBPB several suggestions about capital allocation and cost reduction.  We reiterate them today because their implementation should maximize the long-term per share value of the company.  It would be terrific for PBPB to reward stakeholders with positive surprises, particularly when they may not expect much.
We repeat and amplify those suggestions here today, because we believe that they are timely and because we did not receive a reply about them from PBPB’s board.
PBPB had enough cash to fully pay off its debt in the past two quarters.  At September 30, for example, it had $30.9M of cash and $22.1M of debt.  We believe that the sole reason PBPB has not yet paid off the debt is because of the prepayment penalty.  At September 24, the interest rate on the debt was 14.94%, which means that PBPB now pays $3.3M of no-longer-necessary interest.  If we assume that Potbelly earns 5% interest on $20M of its cash, or $1M annualized, the company’s approximate net interest burden is $2.3M.
In addition to the cash on its balance sheet, PBPB expects to generate more cash from refranchising.  For the purpose of illustration, we’ll assume that PBPB will refranchise somewhat fewer shops, but  those deals might generate about $30M of cash.

In addition to the $30.9M and the $30M of cash, analysts estimate that, from the fourth quarter of 2023 through the end of 2025, PBPB would generate approximately $66M of EBITDA.  Thus, the grand total of current plus projected cash over the next nine quarters could be as high as $127M.  To put that number in perspective, $127M is almost 43% of the company’s equity market cap after the close of trading on December 19, 2023.  Obviously, not all cash generated will remain on the balance sheet   after taxes, interest, normal maintenance and repair of shops, and investment in rolling out the Potbelly digital kitchen.
Nevertheless, it should be apparent that PBPB has the means to pay off its debt, even at the cost of a $660,000 pre-payment penalty.  We appreciate the wisdom of the company’s maintaining a flexible line of credit, for seasonal reasons and exigencies.  But not at the burden of $3.3M annually!  That’s too expensive an “insurance premium.”  Therefore, we reiterate our request that the company either pay off its debt entirely or significantly pay it down, while securing a prudent line of credit.
To the best of our knowledge, PBPB neither plans nor needs to open more company-owned shops or   develop or acquire other restaurant concepts.  Rather, we believe that the company is focused on growing franchise shops to reach 2,000 system shops over the next 8-10 years.
Therefore, as a result, we believe that there should be enough cash to fund repurchasing shares from time to time, when the broad market dips, when PBPB sellers outnumber buyers in a thinly traded stock, or other events cause PBPB’s share price to trade materially below the discounted present value of where its price could be if continued solid performance delivers the 5-6X we envision.  For that reason, we urge the company to put in place a large enough authorized share repurchase program and to make plans with brokers to take advantage of this opportunity, particularly when short term views might knock the share price below intrinsic value.  According to Craig-Hallum’s report today, because PBPB is small, thinly traded, and does not yet have a large franchise program, the company’s total enterprise value is discounted 65% versus the other companies in the Craig-Hallum restaurant universe.  The repurchase opportunity is real.
Finally, we reiterate our suggestion that PBPB reduce corporate-level costs, managing them down as aggressively and intelligently as it has been reducing shop costs.  We mentioned the now unnecessary $3.3M of gross interest expense.  In addition to that, we suggest that PBPB either rebid or replace its professional service providers, such as audit, which seems too costly for a small, now healthy company in just one domestic line of business.  We also reiterate our suggestion that PBPB no longer needs the full expense of a nine-director board.  When the company was in extremis, such expensive board governance was prudent.  But now, with only one line of domestic business, and the turnaround well under way, while we are profoundly grateful to the board, we believe that, without harm, it could shrink to seven directors, including several whose networks could help franchising growth.  The combination of eliminating borrowing costs, reducing professional fees, and cutting the cost of governance could, on a gross basis, save over $4M annually.  With these savings mostly NOL-protected, they could boost EPS as much as $0.10, which is not inconsequential for a company expected to earn EPS of $0.14 this year.
Most Street estimates of PBPB’s earnings power for the next several years do not include such savings.  Nor do they include any reduction in the share count.  While an analyst chided us for not focusing more on EBITDA, we respectfully disagree.  We are the largest owner of PBPB.  Cash spent for interest on unnecessary borrowings, excessive professional fees, and for a board larger than now needed is cash misallocated, some of which would boost EBITDA, all of which would bolster EPS, and cash saved could fund more repurchases.  We think like an owner because we are one.  Management and directors are large owners too.  All of us should act like intelligent long-term stakeholders of this well-run small company and prudently maximize its profitability, EBITDA and  EPS as it grows into a much bigger, more valuable company.  So far, so good.  Now it’s time to grow from good to great.  Carpe diem.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 29,358,757 Shares outstanding as of October 22, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2023.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 856,089 Shares, constituting approximately 2.9% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 1,505,259 Shares, constituting approximately 5.1% of all of the outstanding Shares.
As of the close of business on the date hereof, Benedict individually beneficially owned 373,555 Shares, constituting approximately 1.3% of all of the outstanding Shares.
As of the close of business on the date hereof, the Managed Account individually beneficially owned 92,957 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund, Benedict and the Managed Account discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 2,829,860 Shares beneficially owned in the aggregate by the Family Fund, the Bulldog Fund, Benedict and the Managed Account, constituting approximately 9.6% of all of the outstanding Shares.
By virtue of his relationship with NIMCO discussed in further detail in Item 2 and the Shares that he holds in his personal capacity, Mr. Nierenberg may be deemed to be the beneficial owner of the 2,925,865 Shares beneficially owned by NIMCO and those held in his personal capacity, constituting approximately 10% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 2,925,865 Shares, constituting approximately 10% of the outstanding Shares, rounded down to the nearest tenth.

(b) The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 856,089 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,505,259 Shares held by the Bulldog Fund.
Benedict, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 375,555 Shares held by Benedict.
The Managed Account, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 92,957 Shares held by the Managed Account

(c) During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: December 21, 2023

D3 FAMILY FUND, L.P.
By: Nierenberg Investment Management Company, Inc.,

By:
/s/ David Nierenberg
David Nierenberg, President

D3 FAMILY FUND, L.P.
By: Nierenberg Investment Management Company, Inc.,
its General Partner

By:
/s/ David Nierenberg
David Nierenberg, President

D3 FAMILY BULLDOG FUND, L.P.
By: Nierenberg Investment Management Company, Inc.,
its General Partner

By:
/s/ David Nierenberg
David Nierenberg, President

BENEDICT VALUE FUND, L.P.
By: Nierenberg Investment Management Company, Inc.,
its General Partner

By:
/s/ David Nierenberg
David Nierenberg, President

HAREDALE LTD.
By: Nierenberg Investment Management Company, Inc.,
its Investment Manager

By:
/s/ David Nierenberg
David Nierenberg, President

NIERENBERG INVESTMENT MANAGEMENT COMPANY, INC.

By:
/s/ David Nierenberg

David Nierenberg, President

/s/ David Nierenberg
DAVID NIERENBERG